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 **Community Behavioral Health**

 **Drexel University**

Amberlee Venti, BCDMT, LPC · 3rd

Evidence Based Practice Implementation Manager at Community Behavioral Health and CEO/Co-Founder of Pippy Sips

Philadelphia, Pennsylvania · 202 connections · **Contact info**

About

Proud co-founder of Pippy Sips, a company which aims to improve the lives of breastfeeding and pumping mothers with Maia, the first all-in-one breastmilk cooling system. I am a dance movement therapist by training and currently serve as an Evidence-based Practice Implementation Manager where I work to spread the use of re   ... see more

Activity

202 followers

Congrats!!! So exciting!
Amberlee commented

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Experience

 **Community Behavioral Health**
2 yrs 7 mos

 **Evidence Based Practice Implementation Manager**
Sep 2019 – Present · 2 mos

 **Evidence Based Practices Implementation Specialist**
Apr 2017 – Present · 2 yrs 7 mos

Responsibilities include helping to coordinate Request for Applications for evidence-based practices (EBPs), trainings and consultations with treatment developers and providers, communicating with other internal departments regarding EBPs, supporting providers in delivering and sustaining EBPs, overseeing the collection and presentation of EBP ... See more

CEO and Co-Founder
Pippy Sips
May 2017 – Present · 2 yrs 6 mos
Greater Philadelphia Area

Overseeing and managing daily operations. Guiding the mission and vision for the development and outcomes of Pippy Sips products.

 **Maia:** A better way to store & cool breastmilk.

 **Pippy Sips**

 **COMHAR, Inc.**
6 yrs 2 mos

 **Director**
Dec 2013 – Apr 2017 · 3 yrs 5 mos

 **Welcome Center Coordinator**
Oct 2011 – Dec 2013 · 2 yrs 3 mos

Triage of all individuals presenting at the Welcome Center, supervision of all volunteers at the Welcome Center, conducting daily wrap-up meetings, tracking Welcome Center data, conducts comprehensive bio-psychosocial evaluations, psychotherapy and case management.

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Therapist, Long Term Structured Residential Facility
Independence House COMHAR
Jun 2009 – Oct 2011 · 2 yrs 5 mos

At long-term structured residential facility, conducts group and individual therapy with older

adults diagnosed with chronic mental illness; develops individual treatment goals and formal treatment plans; assists in conducting treatment team and staff meetings; maintains daily progress notes; performs assessments; orchestrates community outings; and work... See more

Intern
Girard Medical Center
Sep 2008 – Jun 2009 · 10 mos

Conducted group and individual therapy sessions on 2ADC (acute psychiatric), 4ADC (residential recovery program for chronically homeless men), 3 South (sub-acute psychiatric), and 3 West (medical psychiatric); attended treatment team/staff meetings; maintained daily progress notes; performed assessments; and created treatment goals for individua... See more

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Education

 **Drexel University**
M.A., Dance/Movement Therapy
2007 – 2009

 **The George Washington University**
Bachelor's degree, English Language and Literature/Letters and Dance
2001 – 2005

Skills & Endorsements

Psychotherapy · 13

 Endorsed by **Adina Rosenberg, MCAT, BC-DMT, LPC,** who is highly skilled at this

 Endorsed by **6 of Amberlee's colleagues at COMHAR, Inc.**

Mental Health · 10

 Endorsed by **3 of Amberlee's colleagues at COMHAR, Inc.**

Treatment · 4

Allison Anais Brunner, LCSW, RM and 3 connections have given endorsements for this skill

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Interests


COMHAR, Inc.
1,247 followers


Sara Blakely 🔗
Founder and CEO of SPANX
375,865 followers


The George Washington University
239,321 followers


Drexel University
147,473 followers


Community Behavioral Health
3,102 followers